EXHIBIT 99.1

Osisko Announces Appointment of Jason Attew as President and Chief Executive Officer

Board also announces appointment of Norman MacDonald as Chair of the Board

MONTREAL, Nov. 08, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (TSX and NYSE: OR) is pleased to announce the appointment of Mr. Jason Attew as President and Chief Executive Officer, effective no later than January 2nd, 2024. Mr. Attew will also join the Board of Directors of Osisko.

Mr. Attew is an accomplished mining executive with almost 30 years' experience in the industry. He brings to Osisko proven corporate leadership, a track record of successful team building and deep mining industry connections, built upon a background advising on some of the most transformational mergers and acquisitions in the mining sector.

Mr. Attew’s appointment is the culmination of a thorough search process conducted by Osisko’s Board under the direction of a search committee of independent directors. After considering a number of quality candidates, both external and internal, Osisko’s Board unanimously concluded that Mr. Attew is the ideal candidate to successfully lead Osisko going forward.

Osisko also announces that Mr. Norman MacDonald has been appointed as Chair of the Board, effective immediately, succeeding Mr. Sean Roosen. Mr. Roosen will continue as a director with the title, “Chair Emeritus", to honour his legacy as founder of Osisko and his continuing contributions to the Corporation. The change reflects Mr. Roosen's desire to focus on his role as Chief Executive Officer of Osisko Development Corp., while continuing to contribute as a director of Osisko. Mr. Roosen was a founder of Osisko Mining Corporation, where he was instrumental in the discovery and development of the Canadian Malartic mine and also led the efforts that resulted in the creation of the Corporation.

“We are extremely pleased to have attracted a new President and Chief Executive Officer of the caliber of Jason Attew, and the entire Board looks forward to working with him over the years ahead as we focus on a new and exciting stage of long-term sustainable value creation,” said Mr. MacDonald, the new Chair of the Board. “The Board also wishes to express its sincere gratitude to Mr. Sean Roosen, who founded the Corporation, and grew Osisko from a market capitalization of $400 million to $3.2 billion. We are grateful that Mr. Roosen will continue as a director, allowing us to continue to benefit from his knowledge, experience and connections while the Corporation moves forward under the capable leadership of Mr. Attew. Lastly, I want to thank Mr. Paul Martin for his leadership and steady hand as our Interim Chief Executive Officer while we undertook our careful CEO search process.”

Mr. Attew was most recently the President and Chief Executive Officer of Liberty Gold Corp. Prior to that, he was the President and Chief Executive Officer of Gold Standard Ventures Corp until its acquisition by Orla Mining Ltd. Previously he served as the Chief Financial Officer at Goldcorp Inc. (“Goldcorp”) where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp’s corporate development and strategy culminating in the US$32 billion merger with Newmont Mining Corporation. Mr. Attew has extensive capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades. He is also a director of Evolution Mining Limited . Mr. Attew holds a Bachelor of Science (Hon) from the University of British Columbia as well as a Masters of Business Administration from Queen’s University.

In addition to being a director of Osisko since June 2023, Mr. MacDonald is Partner, Natural Resources at Fort Capital. He has over 25 years of experience working at natural resource focused institutional investment firms, including over 10 years as a Senior Portfolio Manager at Invesco. Mr. MacDonald began his investment career at Ontario Teachers’ Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager. His next role was as a Vice President and Partner at Beutel, Goodman & Co. Ltd. Prior to joining Invesco, Mr. Macdonald was a Vice President and Portfolio Manager at Salida Capital. Mr. MacDonald is currently a director of Advantage Energy Ltd. and G Mining Ventures Corp. Mr. MacDonald holds a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, the effective date of Mr. Attew’s hiring, future events, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC”) status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.